Vanguard Balanced Index Fund
SUPPLEMENT TO THE PROSPECTUS
New Target Index for Stock Portion of the Fund
The stock portion of Vanguard Balanced Index Fund has begun tracking its new target index, the Morgan Stanley Capital
International (MSCI) US Broad Market Index, which was previously approved by the Fund's board of trustees. The board believes that the new index uses a construction methodology that is superior to the methodology used by the previous index.
    The new index, like the previous index, measures the performance of the overall stock market, so the investment objective and risks described in the Funds current prospectuses have not changed. That said, the new target index could provide different investment returns (either lower or higher) or different levels of volatility from those of the previous index.
    Additional information about the new index is available on Vanguard.com.
















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logo are trademarks of The Vanguard Group, Inc. The funds
or securities referred to herein that are offered by The
Vanguard Group and track an MSCI index are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such funds or securities.


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  Vanguard Marketing Corporation, Distributor.PSB02 052005